UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34790

HiSoft Technology International Limited

33 Lixian Street

Qixianling Industrial Base

Hi-Tech Zone, Dalian 116023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

HiSoft Technology International Limited (“HiSoft”) appoints new Company Officers

HiSoft appoints Mr. Wutai Shi and Mr. David Liu as Company Officers effective April 5, 2011.

Mr. Shi is HiSoft’s Senior Vice President based in the United States. Mr. Shi replaces Mr. Yongji Sun, who is stepping down from his position as our Executive Vice President of Special Projects and Strategic Relationships, but will continue to offer assistance to HiSoft as a Board Advisor on matters of technology. Mr. Shi, who has served as HiSoft’s Vice President since 2006, has over 15 years of software product development, quality assurance and business management experience. Mr. Shi was one of the founders of Ensemble International Ltd, a product testing business in China which was acquired by HiSoft in 2005. Mr. Shi also served as Chief Technology Officer and software engineer in various companies prior to joining HiSoft. Mr. Shi received his Bachelor’s degree in Computer Science from Nanjing Aerospace and Aeronautics University in China and attended an MBA program at the University of International Business and Economics in China.

Mr. David Liu is HiSoft’s Senior Vice President of Marketing and will also serve as head of HiSoft’s China Business Unit, assuming the responsibilities formerly held by Mr. Kevin Bai who is leaving HiSoft to pursue other career interests. Mr. Liu joined HiSoft in 2000 as part of the Company’s early management team and over the years has led  in a variety of strategic  roles serving the Company in Dalian, the United States and Beijing.   Prior to joining HiSoft, Mr. Liu was the founder and Chief Executive Officer of Pacific International Development Inc. in Seattle. Mr. Liu received his Bachelor’s degree in Computer Science from Dalian University of Technology in China and his MBA from Seattle University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

By:	/s/ Tiak Koon Loh
Name:	Tiak Koon Loh
Title:	Chief Executive Officer

Date: April 5, 2011